Exhibit 99.2

Important Notice Regarding the Availability of Materials CORTEVA, INC. You are receiving this communication because you hold shares of Corteva, Inc. (“Corteva”). Corteva previously announced that it plans to separate into two independent, publicly traded companies through the separation of its seed operating segment into an independent, publicly traded company, Vylor Inc. (“Vylor”), and the distribution of all of the then issued and outstanding shares of Vylor common stock on a pro rata basis to holders of record of Corteva common stock as of the close of business on [ ], 2026, the record date for the distribution (the “spin-off”). Following the spin-off, which is currently expected to be consummated on or about October 1, 2026 (subject to satisfaction or waiver of the conditions thereto), Vylor will be an independent, publicly traded company. Important information regarding the spin-off is now available for your review (we refer to this information as the “Spin-Off Materials”). The Spin-Off Materials consist of the Information Statement prepared by Corteva in connection with the spin-off, plus any supplements thereto. You may view the Spin-Off Materials online at www.materialnotice.com and also may request a paper or e-mail copy (see reverse side). This notice provides instructions on how to access the Spin-Off Materials for informational purposes only. It is not a form for voting and presents only an overview of the Spin-Off Materials, which contain important information and are available, free of charge, on the Internet or by mail. We encourage you to access and closely review the Spin-Off Materials and continue to view them online to access any new or updated information. No vote of Corteva stockholders is required to effect the spin-off. Therefore, you are not being asked for a proxy to vote on the spin-off, and you are requested not to send Corteva a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Corteva common stock or take any other action to receive your shares of Vylor common stock. See the reverse side for instructions on how to access materials. T03200-TBD

Materials Available to VIEW or RECEIVE: How to View Online: Visit: www.materialnotice.com. Have the information that is printed in the box marked by the arrow above. How to Request and Receive a PAPER or E-MAIL Copy: If you want to receive a paper or e-mail copy of these materials, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNET:www.materialnotice.com 2) BY TELEPHONE: 1-800-579-1639 3) BY E-MAIL*: sendmaterial@materialnotice.com *If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box markedby the arrow above in the subject line. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. T03201-TBD

THIS NOTICE WILL ENABLE YOU TO ACCESSMATERIALS FOR INFORMATIONAL PURPOSES ONLY T03201-TBD

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